Exhibit 99.2 MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS
ENDED SEPTEMBER 30, 2018

TABLE OF CONTENTS
2018 THIRD QUARTER HIGHLIGHTS
ABOUT DENISON
RESULTS OF CONTINUING OPERATIONS
Wheeler River Project
Exploration Pipeline Properties
OUTLOOK FOR 2018
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 9, 2018 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three and nine months ended September 30, 2018. The unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2017. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted. The audited consolidated financial statements and MD&A for the year ended December 31, 2017 were expressed in US dollars. See CHANGE IN SIGNIFICANT ACCOUNTING POLICIES below.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2018 THIRD QUARTER HIGHLIGHTS

■
Wheeler River Pre-Feasibility Study (‘PFS’) returns project level pre-tax NPV of $1.31 billion and IRR of 38.7%

On September 24, 2018, Denison released the results of the PFS for its flagship Wheeler River uranium project (‘Wheeler River‘) in northern Saskatchewan. The PFS has been completed in accordance with National Instrument 43-101 and is highlighted by the selection of the in-situ recovery (‘ISR’) mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8. The project, on a 100% basis, is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax Net Present Value (‘NPV’) of $1.31 billion (8% discount rate), Internal Rate of Return (‘IRR’) of 38.7%, and initial pre-production capital expenditures of $322.5 million. The complete technical report, supporting the disclosure of the PFS results on September 24, 2018, was made available on Denison’s website as well as SEDAR and EDGAR on October 30, 2018.

■
Acquisition of additional Wheeler River ownership interest

On October 29, 2018, Denison announced that it completed a transaction with Cameco Corporation (‘Cameco’) to increase its ownership interest in the Wheeler River Joint Venture (‘WRJV’) to 90%. Denison acquired Cameco's approximately 24% interest in the project in exchange for the issuance of 24,615,000 common shares of Denison.

■
Discovery of unconformity uranium and base metals on the K West trend at Wheeler River

Highlights from the Company’s summer 2018 diamond drilling program at Wheeler River include the discovery of unconformity hosted mineralization on the K West trend, including 0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu from 651.1 to 652.1 metres in drill hole WR-733D1 and 1.2% Cu and 0.49% Ni from 636.6 to 642.6 metres in drill hole WR-733D2. The K West trend is a priority target area located approximately 500 metres west of the parallel K North trend, which hosts the Gryphon deposit. The results are associated with significant structure and alteration in the overlying sandstone, as well as elevated uranium values (averaging 17 ppm uranium) extending up to 100 metres above the unconformity. The results are encouraging and further drill testing is warranted to the south, where up to five kilometres of strike length remains untested along the K West trend.

■
Exploration success at Waterbury Lake with the discovery of uranium mineralization on the GB Trend

On September 17, 2018, Denison reported the discovery of uranium mineralization on the Company’s 65.92% owned Waterbury Lake project. Basement-hosted uranium mineralization was intersected in two drill holes on the GB trend, approximately three kilometres northeast of the project’s Huskie zone, including mineralized assay intervals of 0.43% U3O8 over 1.0 metre (including 0.73% U3O8 over 0.5 metre) in drill hole WAT18-478 and 0.45% U3O8 over 0.5 metre, as well as 0.31% U3O8 over 0.5 metre and 0.20% U3O8 over 0.5 metre in drill hole WAT18-479. The results validate the Company’s geological concept that uranium mineralization occurs at the intersection of the interpreted regional Midwest structure with cross-cutting, graphite-bearing, structural corridors on the Waterbury Lake project.

■
Maiden mineral resource estimate completed for the Huskie deposit at Waterbury Lake

Denison completed a maiden mineral resource estimate for the Huskie basement-hosted uranium deposit in accordance with NI 43-101 and CIM Definitions (2014), which was reviewed and audited by SRK Consulting (Canada) Inc. (‘SRK’). Since its discovery in 2017, Denison has completed 28 drill holes at Huskie at a spacing of approximately 50 metres x 50 metres to define the deposit over a strike length of approximately 210 metres and dip length of up to 215 metres. The deposit has been interpreted to include three parallel, stacked lenses of mineralization (Huskie 1, Huskie 2 and Huskie 3) which vary in true thickness between approximately 1 and 7 metres. The result of the 2017 and 2018 drilling campaigns at Huskie is an inferred mineral resource estimate of 5.7 million pounds of U3O8 (above a cut-off grade of 0.1% U3O8) based on 268 thousand tonnes of mineralization at an average grade of 0.96% U3O8. The effective date of the resource estimate is October 17, 2018.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange (formerly ‘NYSE MKT’) under the symbol ‘DNN’.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 320,000 hectares in the Athabasca Basin region. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services as well as environmental consulting services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

CHANGE IN SIGNIFICANT ACCOUNTING POLICIES

Change in Presentation Currency

Effective January 1, 2018, Denison has changed its presentation currency to Canadian dollars (‘CAD’) from US dollars (‘USD’). This change in presentation currency was made to better reflect the Company’s business activities, which, following the divestiture of the Mongolian and African mining divisions in 2015 and 2016, are now solely focused in Canada, with the majority of the Company’s entities, including all of its operating entities, having CAD as their functional currency. As a result of the change in presentation currency, all amounts in this MD&A are expressed in CAD, unless otherwise noted.

See SIGNIFICANT ACCOUNTING POLICIES and REVENUES below for further details relating to the change in presentation currency, as well as the adoption of IFRS 9, Financial Instruments (‘IFRS 9’) and IFRS 15, Revenue from Contracts with Customers (‘IFRS 15’).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2018	As at December 31, 2017

Financial Position:
Cash and cash equivalents	$21,470	$3,636
Investment in debt instruments (GICs)	$-	$37,807
Cash, cash equivalents and GICs	$21,470	$41,443

Working capital	$22,345	$38,065
Property, plant and equipment	$247,003	$249,002
Total assets	$302,269	$326,300
Total long-term liabilities(1)	$80,055	$84,252
(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

	2018	2018	2018	2017
(in thousands, except for per share amounts)	Q3 CAD	Q2 CAD	Q1 CAD	Q4 CAD

Continuing Operations:
Total revenues	$3,729	$4,104	$3,573	$4,536
Net loss	$(3,884)	$(5,583)	$(6,968)	$(1,833)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$-

MANAGEMENT’S DISCUSSION & ANALYSIS

	2017	2017	2017	2016
(in thousands, except for per share amounts)	Q3 CAD	Q2 CAD	Q1 CAD	Q4 USD

Continuing Operations:
Total revenues	$3,753	$4,043	$3,735	$3,351
Net loss	$(7,627)	$(8,870)	$(1,124)	$(916)
Basic and diluted loss per share	$(0.01)	$(0.02)	$-	$-

As noted above, effective January 1, 2018, the Company changed its presentation currency from USD to CAD. The consolidated financial statements for all periods starting on or after January 1, 2017 have been restated in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Financial results before January 1, 2017 have not been restated and are therefore presented in US dollars, as originally disclosed.

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill as well as the impact of the toll milling financing transaction in the first quarter of 2017.
●
Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first quarter and third quarter, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.
●
For the quarter presented in US dollars above, the variability was generally due to the reasons discussed above as well as the effect of fluctuations in the CAD to USD exchange rate on results recorded in CAD and translated into USD for financial reporting purposes.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is operated by Orano Canada Inc. (‘Orano Canada’) and is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada with a 70% interest, Denison with a 22.5% interest and OURD (Canada) Co. Ltd. with a 7.5% interest.

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such the upfront payment was accounted for as deferred revenue. The Company reflected payments made to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and reduced the initial deferred revenue balance to $39,980,000.

Effective January 1, 2018, upon adoption of IFRS 15, the accounting policy for the toll milling deferred revenue arrangement has changed and the comparative period has been restated to reflect this change.

MANAGEMENT’S DISCUSSION & ANALYSIS

Under IFRS 15, the arrangement with APG is deemed to contain a significant financing component, as the cash consideration received upfront for future toll milling cash receipts provides Denison with a financing benefit. IFRS 15 requires that the amount of revenue recorded be adjusted, such that the revenue recognized over the life of the APG Arrangement will approximate the $39,980,000 net cash payment received in advance plus an estimate of the interest expense to be incurred over the life of the APG Arrangement, which reflects the financing component of the arrangement. The discount rate to be used to accrete the deferred revenue balance is based on the rate that would be expected in a separate financing transaction between the entity and its customer at contract inception, taking into consideration the Company’s credit risk. Denison will record accretion expense on the deferred revenue balance using an annual interest rate of 8.5%.

IFRS 15 also requires entities to allocate the total revenue to be recognized over the life of the contract to each performance obligation in the contract (in this case, the toll milling of the Cigar Lake specified ore). The result being that the drawdown of deferred revenue will be based on a weighted average toll milling rate applied to actual processing activity at the mill. As the toll milling arrangement with the CLJV is based on the processing of specific ores, which are based on estimates, any change to the resources estimated for the specific ores, or to the timing of the processing of said ores, will impact the weighted average toll milling rate to be used for the contract, and will result in a cumulative catch up adjustment in the period that the change in estimate occurs.

During the three and nine months ended September 30, 2018, the McClean Lake mill processed 2.9 and 13.1 million pounds U3O8 for the CLJV, respectively (September 30, 2017 – 3.3 and 13.0 million pounds U3O8). The Company recorded toll milling revenue for the three and nine months ended September 30, 2018 of $755,000 and $3,000,000, respectively (September 30, 2017 – $921,000 and $3,657,000). The decrease in toll milling revenue in the three months ended September 30, 2018, compared to the prior year is predominantly due to the decrease in ore processed on behalf of the CLJV. The decrease in toll milling revenue in the first nine months of 2018 is due to two factors. The APG Arrangement was in place for the full nine month period ending September 2018, compared to eight months in the same period of 2017. Further, as a result of an update to the published Cigar Lake mineral resource in early 2018, the Company recorded a cumulative catch up in toll milling revenue, as required by IFRS 15, which resulted in a reduction in toll milling revenue in the first quarter of 2018. See SIGNIFICANT ACCOUNTING POLICIES below for further details.

During the three and nine months ended September 30, 2018, the Company also recorded an accretion expense of $829,000 and $2,486,000 on the toll milling deferred revenue balance (September 30, 2017 – $849,000 and $2,265,000). The decrease in accretion expense in the three months ended September 30, 2018 compared to the prior year is due to the drawdown of the deferred revenue liability. The increase in accretion expense in the nine months ended September 30, 2018 compared to the same period in the prior year, is predominantly due to the fact that the Company only recorded an accretion expense for eight months in the prior period, following the completion of the APG Arrangement in February 2017, compared to nine months of accretion expense in 2018. The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Revenue from DES during the three and nine months ended September 30, 2018 was $2,365,000 and $6,883,000 respectively (September 30, 2017 - $2,514,000 and $6,799,000). In the three months ended September 30, 2018, revenue at DES decreased as compared to the prior period due to a decrease in activity at certain care and maintenance sites. Despite the decreased activity during the third quarter of 2018, year-to-date DES revenues increased compared to the prior period due to an increase in activity at certain care and maintenance sites in the first quarter of 2018 as well as an increase in consulting revenues for the year.

Management Services Agreement with Uranium Participation Corporation (‘UPC’)

Revenue from the Company’s management contract with UPC was $609,000 and $1,523,000, respectively, during the three and nine months ended September 30, 2018 (September 30, 2017 – $318,000 and $1,075,000). The increase in revenues for the three and nine months ended September 30, 2018, compared to the prior period, was due to an increase in management fees earned based on UPC’s monthly net asset value (‘NAV’) as well as an increase in commission-based fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The increase in NAV-based management fees was due to the increase in the average fair value of UPC’s uranium holdings during the three and nine months ended September 30, 2018, compared to the prior period, as a result of higher uranium spot prices, as well as increased uranium holdings. The increase in commission-based fees during the three and nine months ended September 30, 2018 was due to the 1% commission that Denison earns on the gross value of UPC’s uranium purchases and sales. The increase in revenues in the nine months ended September 30, 2018 was also impacted by an increase in discretionary management fees, due to a $50,000 discretionary fee awarded to Denison during the second quarter of 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development expenses, and may also include certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest, and Elliot Lake.

Operating expenses for the three and nine months ended September 30, 2018 were $2,141,000 and $5,572,000, respectively (September 30, 2017 – $995,000 and $3,598,000). During the three and nine months ended September 30, 2018, operating expenses included depreciation of the McClean Lake mill of $529,000 and $2,395,000 respectively (September 30, 2017 – $665,000 and $2,902,000). In addition, during the three and nine months ended September 30, 2018, operating expenses include development and other operating costs related to the MLJV of $1,610,000 and $3,176,000, respectively (September 30, 2017 – $329,000 and $694,000). In both years, these costs predominantly relate to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV. During the current quarter, drilling and casing of four access holes was successfully completed into the McClean North deposit. The holes were drilled from surface to the top of the orebody and will allow for mining of the orebody beneath the holes during the latter stages of the test mining program. All holes were within the specifications required in terms of deviation, size and depth.

Environmental Services

Operating expenses during the three and nine months ended September 30, 2018 totaled $2,051,000, and $5,971,000, respectively (September 30, 2017 – $2,258,000 and $6,079,000). The expenses relate primarily to care and maintenance as well as environmental consulting services provided to clients, and include labour and other costs. The decrease in operating expenses for the three and nine months ended September 30, 2018, as compared to the prior period, are predominantly due to DES employees performing selected environmental work related to the Wheeler River PFS with the costs for these employees being allocated to the cost of the PFS.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

Denison’s share of exploration and evaluation expenditures was $3,894 ,000 and $14,018,000, respectively, during the three and nine months ended September 30, 2018 (September 30, 2017 – $5,447,000 and $14,432,000). During the third quarter of 2018, the Company decreased its exploration and evaluation expenditures as compared to the prior year, primarily driven by decreased exploration activity at the Wheeler River and Hook Carter projects. Exploration spending in the Athabasca Basin is seasonal, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October). The following table summarizes the exploration activities for the period from January 1, 2018 through to mid October 2018. All exploration and evaluation expenditure information in this MD&A covers the three and nine months ended September 30, 2018.

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	90%(1)	39,555 (60 holes)	Completion of PFS
Waterbury Lake	65.92%(2)	13,110 (28 holes)	Geophysical surveys
Hook-Carter	80%(3)	6,960 (9 holes)	-
South Dufferin	100%	1,331 (9 holes)	-
Midwest	25.17%	4,709 (12 holes)	-
McClean Lake	22.5%	Program ongoing	SABRE pilot drill holes
Total		65,665 (118 holes)
(1)
The Company’s ownership effective October 26, 2018. Denison increased its ownership of the Wheeler River project through the acquisition of 100% of Cameco’s ownership in the property. See SUBSEQUENT EVENTS for further details.
(2)
The Company’s ownership effective October 31, 2018. Denison earned an additional 1.23% interest in the Waterbury Lake property effective May 31, 2018, and an additional 0.47% effective October 31, 2018. Refer to RELATED PARTY TRANSACTIONS and SUBSEQUENT EVENTS for further details below for further details.
(3)
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first $12.0 million in expenditures on the project.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as at September 30, 2018, is illustrated in the figure below. The Company’s Athabasca land package decreased during the third quarter of 2018, from 356,713 hectares (305 claims) to 320,166 hectares (292 claims), primarily due to Skyharbour Resources Ltd. (‘Skyharbour’) completing its option to acquire 100% of the Moore Lake project, which accounted for 35,705 hectares (12 claims).

Denison Mines
Denison Mines' Athabasca Properties
September 30, 2018
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Waterbury
Eagle Point
McClean Lake
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Park Creek
Jasper Lake
West Bear
Epp Lake
Marten
Stevenson River
Hook-Carter
McArthur River
Arrow
Triple R
Wolverine
Mann Lake
Lynx
Moon Lake North
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Russell Lake
Moon Lake
Centennial
Millennium
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

Project Highlights:

●
PFS results produce a pre-tax NPV of 2.75 times the 2016 preliminary economic analysis (‘2016 PEA’)

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. The PFS was completed in accordance with NI 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax NPV of $1.31 billion (8% discount rate), IRR of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The base-case economic analysis assumes uranium sales are made at UxC Consulting Company, LLC’s (‘UxC’) annual estimated spot price (composite mid-point scenario in constant dollars) for mine production from the Phoenix deposit (from ~USD$29/lb U3O8 to USD$45/lb U3O8), and a fixed price for mine production from the Gryphon deposit (USD$50/lb U3O8).

MANAGEMENT’S DISCUSSION & ANALYSIS

Using the same price assumed for the project’s 2016 PEA, a fixed uranium price of USD$44/lb U3O8, the PFS produces a combined pre-tax project NPV of $1.41 billion – representing roughly 2.75 times the $513 million pre-tax project NPV estimated in the 2016 PEA.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs of $290.3 million.

●
The largest undeveloped uranium project in the eastern Athabasca Basin

Upon completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources.

●
Probable Mineral Reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

●
Indicated Mineral Resources (inclusive of reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

●
Inferred Mineral Resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

●
Potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include down plunge of the A and B series lenses, and within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Further details regarding the Wheeler River project, including the estimated mineral reserves and resources and PFS, are provided in the NI 43-101 Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of this report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

A map of the Wheeler River property location, with current and proposed infrastructure, is provided below.

Evaluation Program

During the three and nine months ended September 30, 2018, Denison’s share of evaluation costs at Wheeler River amounted to $797,000 and $2,606,000, respectively (September 30, 2017 – $536,000 and $1,503,000), which related to the completion of the PFS and continued environmental and sustainability activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

PFS Activities

On September 24, 2018, Denison announced the results of the PFS for Wheeler River, and subsequently filed the PFS Technical Report on October 30, 2018.

PFS Highlights

●
Phoenix delivers exceptional operating costs and manageable initial capex with ISR

Mine life	10 years (6.0 million lbs. U3O8 per year on average)
Probable reserves(1)	59.7 million lbs. U3O8 (141,000 tonnes at 19.1% U3O8)
Average cash operating costs	$4.33 (USD$3.33) per lb. U3O8
Initial capital costs	$322.5 million
Base case pre-tax IRR(2)	43.3%
Base case pre-tax NPV8%(2)	$930.4 million
Base case price assumption	UxC spot price(3) (from ~USD$29 to USD$45/lb. U3O8)
Operating profit margin(4)	89.0% at USD$29/lb. U3O8
All-in cost(5)	$11.57 (USD$8.90) per lb. U3O8
(1)
See the PFS Technical Report for additional information regarding probable reserves;
(2)
NPV and IRR are calculated to the start of pre-production activities for the Phoenix operation in 2021;
(3)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s Q3’2018 Uranium Market Outlook (“UMO”) and is stated in constant (not-inflated) dollars;
(4)
Operating profit margin is calculated as uranium revenue less operating costs, divided by uranium revenue. Operating costs exclude all royalties, surcharges and income taxes;
(5)
All-in cost is estimated on a pre-tax basis and includes all project operating costs and capital costs, divided by the estimated number of pounds U3O8 to be produced.

●
Gryphon leverages existing infrastructure and provides additional low-cost production

Mine life	6.5 years (7.6 million lbs. U3O8 per year on average)
Probable reserves(1)	49.7M lbs. U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average cash operating costs	$15.21 (USD$11.70) per lb. U3O8
Initial capital costs	$623.1 million
Base case pre-tax IRR(2)	23.2%
Base case pre-tax NPV8%(2)	$560.6 million
Base case price assumption	USD$50 per pound U3O8
Operating profit margin(3)	77.0% at USD$50/lb. U3O8
All-in cost(4)	$29.67 (USD$22.82) per lb. U3O8
(1)
See the PFS Technical Report for additional information regarding probable reserves;
(2)
NPV and IRR are calculated to the start of pre-production activities for the Gryphon operation in 2026;
(3)
Operating profit margin is calculated as uranium revenue less operating costs, divided by uranium revenue. Operating costs exclude all royalties, surcharges and income taxes;
(4)
All-in cost is estimated on a pre-tax basis and includes all project operating costs and capital costs, divided by the estimated number of pounds U3O8 to be produced.

●
Denison indicative post-tax results for Wheeler River (Phoenix and Gryphon) at 90% ownership

Initial capital costs	$290.3 million
Base case pre-tax IRR(2)	32.7%
Base case pre-tax NPV8%(2)	$755.9 million
(1)
NPV and IRR are calculated to the start of pre-production activities for the Phoenix operation in 2021;

●
Selection of ISR mining method for high-grade Phoenix deposit – Following the completion of the 2016 PEA, the Company evaluated 32 alternate mining methods to replace the high-cost Jet Bore Mining System assumed for the Phoenix deposit in the 2016 PEA. The suitability of ISR mining for Phoenix has been confirmed by significant work completed in the field and laboratory – including drill hole injection, permeability, metallurgical leach, agitation, and column tests. Results demonstrate high rates of recovery in both extraction (greater than 90%) and processing (98.5%) following a simplified flow sheet that precipitates uranium directly from the uranium bearing solution without the added costs associated with ion exchange or solvent extraction circuits.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Novel application of established mining technologies – Given the unique geological setting of the Phoenix deposit, straddling the sub-Athabasca unconformity in permeable ground, the project development team has combined the use of existing and proven technologies from ISR mining, ground freezing, and horizontal directional drilling to create an innovative model for in situ uranium extraction in the Athabasca Basin. While each of the technologies are well established, the combination of technologies results in a novel mining approach applicable only to deposits occurring in a similar geological setting to Phoenix – which now represents the first deposit identified for ISR mining in the Athabasca Basin.

●
Environmental advantages of ISR mining at Phoenix – The Company’s evaluation of the ISR mining method for Phoenix has also identified several significant environmental and permitting advantages, namely the absence of tailings generation, the potential for no water discharge to surface water bodies, and the potential to use the existing Provincial power grid to operate on a near zero carbon emissions basis. In addition, the use of a freeze wall, to encapsulate the ore zone and contain the mining solution used in an ISR operation, eliminates common environmental concerns associated with ISR mining and facilitates a controlled reclamation of the site. Taken together, the Phoenix operation has the potential to be one of the most environmentally friendly mining operations in the world. Owing largely to these benefits, consultation with regulatory agencies and stakeholder communities, to date, has been encouraging regarding the use of ISR mining.

Environmental and Sustainability Activities

During the third quarter of 2018, the Company continued with the community consultation and engagement process – ensuring the continuous engagement of stakeholders.

The Company also continued environmental baseline data collection in key areas to better characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs in progress and/or completed during the quarter included:
●
Aquatic environment: assessment and data collection of spring flow conditions (streamflow measurements, oxygen dynamics, hydroacoustic imaging, and eDNA) in key areas, including discharge location and downstream water bodies;

●
Terrestrial environment: additional surveys were completed during the summer to characterize the terrestrial environment for vegetation and wildlife including ungulates habitat and territory;

●
Waste rock geochemistry: ongoing sampling of waste rock run-off continues; and

●
Atmospheric environment: collection of air quality measurements continues in order to gather information on pre-development atmospheric conditions.

Exploration Program

Denison’s share of exploration costs for the three and nine months ended September 30, 2018 at Wheeler River amounted to $2,058,000 and $6,619,000 respectively (September 30, 2017 – $3,838,000 and $8,042,000).

The summer 2018 diamond drilling program for Wheeler River commenced in early June 2018 and was completed in late August 2018. The program included 18,402 metres in 31 drill holes and was largely focused on testing regional target areas (outside of the immediate Gryphon and Phoenix deposit areas) across the Wheeler River property. Target areas, drill hole locations and highlight results are provided in the Figures below.

K West

The K West trend is a priority target area located approximately 500 metres west of the parallel K North trend which hosts the Gryphon deposit. Previous drilling results have included significant structure and alteration, and associated weak uranium mineralization, within the basement rocks along the K West fault zone. The summer 2018 drilling program, which included 3,222 metres in 5 drill holes in this area, was designed to test the K West fault zone at the sub-Athabasca unconformity on the northern portion of the trend. Highlight results include the intersection of uranium and base-metal mineralization at the unconformity, as follows:

●
0.30% U3O8, 4.7% Co, 3.7% Ni and 0.55% Cu from 651.1 to 652.1 metres in drill hole WR-733D1

●
1.2% Cu and 0.49% Ni from 636.6 to 642.6 m in drill hole WR-733D2

MANAGEMENT’S DISCUSSION & ANALYSIS

Drill holes WR-733D1 and WR-733D2 were drilled steeply to the west-northwest (azimuth of approximately 285° and dip of approximately 70°). The drill holes are located on the same drill fence with a separation distance of approximately 20 metres at the sub-Athabasca unconformity. The mineralization is currently interpreted to be flat-lying and therefore true width of the mineralization is expected to be approximately 75% of the intersection lengths.

The results are associated with significant structure and alteration in the overlying sandstone, as well as elevated uranium values, averaging 17 ppm uranium (partial digest ICP-MS), extending up to 100 metres above the unconformity. Further drilling is warranted to test this target horizon to the south, where up to five kilometres of strike length remains untested along the K West trend.

K North

Previous winter 2018 highlights at K North include 1.4% U3O8 over 5.5 metres in drill hole WR-704, located 600 metres northeast of Gryphon, and 1.1% U3O8 over 3.0 metres in drill hole WR-710D1, located 1 kilometre northeast of Gryphon. The summer 2018 program, which included 3,003 metres in five drill holes in this area, was designed to extend the unconformity mineralization on section and along strike on 200 metre-spaced drill fences. Mineralization was intersected 600 metres northeast of Gryphon including 0.15% U3O8 over 1.0 metre in drill hole WR-704D1. Further potential for mineralization exists, both at the unconformity and within the basement, between the 200 metre-spaced drill fences.

Q Central, Q South, K South

Regional exploration drilling was undertaken at Q Central (2,547 metres in five drill holes), Q South (3,306 metres in six drill holes) and at K South (2,370 metres in four drill holes) to test geological and geophysical targets on a reconnaissance scale. Favourable geology, structure, alteration and anomalous geochemistry was encountered in all the target areas and follow-up will be planned based on a more detailed assessment of geochemical, spectral clay and structural data.

Gryphon Unconformity

A total of 3,954 metres of exploration drilling in six drill holes was completed to test unconformity targets to the southwest and northeast of the Gryphon deposit. To the southwest of Gryphon, five holes were completed to test for unconformity mineralization along the Basal Fault at the up plunge projection of the D series lenses. Results included the intersection of mineralization, in drill hole WR-722D1 (0.13% U3O8 over 1.5 metres), immediately below the unconformity. The continuity of significant sandstone structure and strong hydrothermal alteration over the 500 metres of strike length tested suggests further potential for unconformity mineralization associated with the Basal Fault. This target horizon is wide-open to the southwest and a priority target exists a further 400 metres to the southwest where previous drilling returned weak basement mineralization along the Basal Fault and 4.5% U3O8 over 4.5 metres (drill hole WR-597) at the intersection of the unconformity with the G-Fault.

MANAGEMENT’S DISCUSSION & ANALYSIS

HIGHLIGHTS OF ASSAY RESULTS FOR SUMMER 2018 DRILL HOLES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3	Target Area
WR-733D15	651.1	652.1	1.0	0.30	K West
WR-704D1	573.5	574.5	1.0	0.15	K North
WR-704D1	599.3	600.3	1.0	0.05	K North
WR-740	603.0	604.0	1.0	0.07	K North
WR-722D1	592.0	593.5	1.5	0.13	D Lens
1. U3O8 is the chemical assay of mineralized split core samples.
2. Composited above a cut-off grade of 0.05% U3O8.
3. Composites compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4. True thickness of the mineralization is not yet determined.
5. The interval in WR-733D1 also contains 4.7% Co, 0.55% Cu 3.7% Ni and 9.9% As.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gryphon Plan Map - Extended, Wheeler Property

Denison Mines

Summer 2018 Mineralized Pierce Points
0.07% Co/6.0m
1.2% Cu/6.0m
0.49% Ni/6.0m
0.30% U_3O_8/1.0m
4.7% Co/1.0m
0.55% Cu/1.0m
3.7% Ni/1.0m
0.07% U_3O_8/1.0m
0.15% U_3O_8/1.0m
0.05% U_3O_8/1.0m
0.13% U_3O_8/1.5m
WR-733D2
WR-733
WR-733D1
WR-741A
WR-741
WR-728
WR-724
WR-743
WR-708D1
WR-704D1
WR-740
WR-709D2
WR-744
WR-719
WR-695 Shaft Pilot Hole
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Drill Trace Summer 2018
K-West Fault
Basal Fault
G Fault
Offset Fault
Claim Boundary
Claim Boundary
N
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
0
200m
6377800 Y
6377600 Y
6377400 Y
6377200 Y
6377000 Y
6376800 Y
6376600 Y
6376400 Y
6376200 Y
6376000 Y
473800 X
474000 X
474200 X
474400 X
474600 X
474800 X
475000 X
475200 X
475400 X
475600 X
475800 X
476000 X
476200 X
Note:
• Labelled mineralized intersections include select Summer 2018 drilling highlights.
• Drill traces, mineralized pierce points and Gryphon mineralized wireframes are projected to the interpreted basement geology at the sub-Athabasca unconformity.
• Labelled mineralized pierce points occur along the drill trace and as such are relative to the presented unconformity geology surface and may occur below, at or above what is shown in this figure.
• Results have been composited above a cut-off grade of 0.05% unless otherwise stated. Asterisk "*" denotes 1.0% cut-off.

Exploration Pipeline Properties

During the 2018 summer season, Denison carried out exploration programs at Waterbury Lake, Hook-Carter and South Dufferin. Results from the Hook-Carter and South Dufferin drilling programs were reported with the Company’s financial results for the second quarter of 2018.

The summer/fall program at Waterbury Lake included a diamond drilling program and a DCIP resistivity survey. In addition, a maiden mineral resource estimate for the Huskie deposit, located on the Waterbury Lake project, was completed with an effective date of October 17, 2018.

At McClean Lake, a DCIP resistivity survey was completed by Orano Canada, and a diamond drilling program commenced in early October 2018.

While spending on exploration pipeline projects has been reduced from prior levels, exploration activities continue to deliver encouraging results, and, in many cases, continue to warrant follow-up exploration work.

Waterbury Lake

Denison’s 65.92% owned Waterbury Lake project, which includes the J Zone and Huskie uranium deposits, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest Main and Midwest A deposits. The project partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’) (34.08% interest), has elected not to fund the 2018 program and will dilute their ownership interest. Total exploration costs incurred during the three and nine months ended September 30, 2018 were $892,000 and $2,856,000, respectively (September 30, 2017 – $886,000 and $1,927,000). While the Company is funding 100% of the project cost, it accounts for its ownership share (65.92% effective October 31, 2018) as exploration expense during the period, and will ultimately account for the remainder of the expenditures as a mineral property addition related to the dilution of KWULP’s interest. Denison’s share of the exploration expenditures during the three and nine months ended September 30, 2018 were $583,000 and $1,845,000, respectively (September 30, 2017 – $565,000 and $1,221,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

Summer 2018 Exploration Program

The summer 2018 exploration program at Waterbury Lake commenced in late-July 2018 and included 3,316 metres of diamond drilling in seven completed holes. The program was focused on drill testing regional exploration targets related to the interpreted Midwest structure and additional step-out drilling down-dip and up-dip of the Huskie zone. A DCIP resistivity survey commenced in late September to map the potential extension of the Midwest structure on to the Waterbury Lake property to the southwest of the Midwest Main deposit (25.17% Denison-owned).

Regional Exploration Drilling

A total of four holes were completed during the summer 2018 program on regional targets approximately 2.5 to 3.0 kilometres to the northeast of the Huskie zone, where the regionally interpreted Midwest structure is projected to intersect the geologically favourable GB and Oban trends.

The regional exploration drilling was highlighted by two drill holes along the GB trend, completed approximately 100 metres apart on a north-south fence, which both intersected basement-hosted uranium mineralization. The mineralization occurred as structurally-controlled disseminations of uraninite (pitchblende) associated with massive clay replacement. Highlight intersections included:

●
0.43% U3O8 over 1.0 metre (including 0.73% U3O8 over 0.5 metre) from 262.5 to 263.5 metres in drill hole WAT18-478; and

●
0.20% U3O8 over 0.5 metre from 372.0 to 372.5 metres, 0.45% U3O8 over 0.5 metre from 410.5 to 411.0 metres and 0.31% U3O8 over 0.5 metre from 420.0 to 420.5 metres in drill hole WAT18-479.

The mineralization is contained within a 60 to 80 metre wide package of highly structured and strongly altered graphitic basement rocks, which remains open along strike to the northwest and southeast. Drill hole WAT18-478 and WAT18-479 were drilled on an azimuth of 0 degrees with dips of -72 degrees and -74 degrees, respectively. True thickness of the mineralization is estimated at approximately 70% of the intersection lengths. The sub-Athabasca unconformity was intersected at approximately 200 metres vertically below surface in both holes. The mineralization intersected is open along strike to the northwest and southeast along the GB trend.

The two regional holes designed to test the Oban trend as part of the summer 2018 program are interpreted to have tested outside of the intersection of the Oban trend and the Midwest structural zone. A compelling basement target still exists on the Oban trend approximately 800 metres to the south of drill holes WAT18-478 and WAT18-479.

MANAGEMENT’S DISCUSSION & ANALYSIS

N
WAT18-478
0.43% U_3O_8 over 1.0 m
(including 0.73% U_3O_8 over 0.5 m)
from 262.5 to 263.5 m
GB Trend
WAT18-479
0.20% U_3O_8 over 0.5 m from 372 to 372.5 m
0.45% U_3O_8 over 0.5 m from 410.5 to 411 m
0.31% U_3O_8 over 0.5 m from 420 to 420.5 m
WAT14-406A
0.2% U_3O_8 over 0.5 m at UC
WAT18-476
WAT18-477
Oban Trend
Waterbury Lake Project
(Denison, KWULP)
Interpreted Regional Midwest Structure
WAT18-473
WAT18-474A
Huskie Zone
WAT18-475A
Summer 2018 drill collars
Waterbury Lake drill collars
Uranium deposits
Property Boundary
Structural corridors
Interpreted Basement Geology
Granite
Metasedimentary corridors
1 km
DENISON PROJECTS
Hatchet Lake
Murphy Lake
Waterbury North
Wolly
Waterbury Lake
J Zone
Midwest A
McClean Mill
Midwest
McClean Lake
Uranium mines & deposits
Power Line
Main Road
100% Denison
Denison operated JV
Areva operated JV
5km

Huskie Zone Drilling

The Huskie zone of high-grade basement-hosted uranium mineralization was discovered by Denison during the summer of 2017 and is located approximately 1.5 kilometres to the northeast of the property's J Zone uranium deposit. Highlight drill intersections include 9.1% U3O8 over 3.7 metres (including 16.8% U3O8 over 2.0 metres) in drill hole WAT17-446A and 4.5% U3O8 over 6.0 metres (including 5.8% U3O8 over 4.5 metres) in drill hole WAT18-452 (see Denison’s press releases dated October 11, 2017 and April 25, 2018 respectively).

A total of three drill holes were completed as part of the summer 2018 program, with targets located both up-dip and down-dip of the known mineralization with a view to test for high-grade extensions related to northeast striking cross-cutting faults. Drill hole WAT18-475A, completed as a 50 metre step up-dip of the known mineralization, intersected 0.12% eU3O8 over 1.0 metre from 277.5 metres and 0.15% eU3O8 over 1.0 metre from 285.5 metres. Due to core loss, the interval is reported as radiometric equivalent U3O8 (“eU3O8”) derived from a calibrated total gamma downhole probe. The two holes designed to test for extensions down-dip of Huskie, WAT18-473 and WAT18-474, intersected the targeted structure but no significant mineralization was encountered.

Midwest Extension DCIP Resistivity Survey

Current interpretation suggests the Midwest structure, which hosts the Midwest Main and Midwest A deposits on the Midwest property (25.17% Denison owned), may extend onto the Waterbury Lake property to the southwest of the Midwest Main deposit. A 2D DCIP resistivity survey comprising 28.8 kilometres (16 lines) has been designed to map the possible extension of the Midwest structure on to the Waterbury Lake property and to define possible drill targets for future testing. The survey commenced in late September and is expected to be completed in November.

Mineral Resource Estimate for the Huskie Deposit

Denison has completed a maiden mineral resource estimate for the Huskie basement-hosted uranium deposit, which was reviewed and audited by SRK Consulting (Canada) Inc. (“SRK”) in accordance with NI 43-101 and CIM Definitions (2014). Since its discovery in 2017, Denison has completed 28 drill holes at Huskie at a spacing of approximately 50 metres x 50 metres to define the deposit over a strike length of approximately 210 metres and dip length of up to 215 metres. The deposit has been interpreted to include three parallel, stacked lenses of mineralization (Huskie 1, Huskie 2 and Huskie 3) which vary in true thickness between approximately 1 and 7 metres. The result of the 2017 and 2018 drilling campaigns at Huskie is an inferred mineral resource estimate of 5.7 million pounds of U3O8 (above a cut-off grade of 0.1% U3O8) based on 268 thousand tonnes of mineralization at an average grade of 0.96% U3O8.

MANAGEMENT’S DISCUSSION & ANALYSIS

The maiden Huskie mineral resource estimate, as audited by SRK, will be disclosed in detail in a NI 43-101 technical report for the Waterbury Lake project; a copy of which will be made available on Denison’s website and under its profile on each of SEDAR and EDGAR within 45 days of this MD&A disclosure. The audited mineral resource statement for the Huskie deposit, and the combined estimated mineral resources for the Waterbury Lake project, with an effective date of October 17, 2018, is provided in the tables below.

AUDITED MINERAL RESOURCE STATEMENT FOR THE HUSKE DEPOSIT SUBZONES DATED OCTOBER 17, 2018
Deposit	Zone	Tonnes	Grade(% U3O8)	lbs. U3O8 (100% Basis)
Huskie	Huskie 1	81,455	0.34	612,417
	Huskie 2	178,303	1.28	5,047,356
	Huskie 3	8,294	0.15	27,136
	Total Inferred	268,053	0.96	5,686,909

1.
Mineral resources are not mineral reserves and have not demonstrated economic viability. Mineral resources are reported at a cut-off grade of 0.1% U3O8 and using a long-term uranium price of USD$45 per pound.
2.
Huskie 2: A capping grade of 9.0% U3O8 was applied to composited uranium assays.
3.
Huskie 1 and 3: No treatment of high grades were considered.
4.
The Huskie Mineral Resource estimate was completed by Denison and subsequently audited by SRK Consulting in accordance with CIM Definition Standards (2014) and NI 43-101.

COMBINED MINERAL RESOURCES FOR THE WATERBURY LAKE PROJECT DATED OCTOBER 17, 2018
Deposit	Category	Zone	Tonnes	Grade (% U3O8)	lbs. U3O8 (100% Basis)	Denison Share
						(lbs. U3O8)
J Zone	Indicated	Unconformity	291,000	2.00	12,810,000	8,444,352
Huskie	Inferred	Basement - Huskie 1	81,455	0.34	612,417	403,705
		Basement - Huskie 2	178,303	1.28	5,047,356	3,327,217
		Basement - Huskie 3	8,294	0.15	27,136	17,888
	Total Indicated		291,000	2.00	12,810,000	8,444,352
	Total Inferred		268,053	0.96	5,686,909	3,748,810

1. Mineral resources are not mineral reserves and have not demonstrated economic viability. Mineral resources are reported at a cut-off grade of 0.1% U3O8 and at a long-term uranium price of USD$45 per pound.
2. Denison’s share of the Waterbury Lake project effective October 31, 2018 is 65.92%.
3. The mineral resource estimate for the J Zone deposit is unchanged from the September 6, 2013 estimate as detailed in the NI 43-101 technical report entitled “Mineral Resource Estimate on the J Zone Uranium Deposit, Waterbury Lake Property, dated September 6, 2013, by Allan Armitage, Ph.D., P.Geo, and Alan Sexton, M.Sc., P.Geo of GeoVector Management Inc.”

Geology and Mineralization

The Huskie deposit is entirely hosted within competent basement rocks below the sub-Athabasca unconformity primarily within a faulted, graphite-bearing pelitic gneiss (“graphitic gneiss”) which forms part of an east-west striking, northerly dipping package of metasedimentary rocks flanked to the north and south by granitic gneisses. The Athabasca Group sandstones that unconformably overlie the basement rocks are approximately 200 metres thick. The deposit comprises three stacked, parallel lenses (Huskie 1, Huskie 2 and Huskie 3) which are conformable to the dominant foliation and fault planes within the east-west striking graphitic gneiss unit. The drilling to date suggests the grade, thickness, and number of lenses present is controlled by the presence of northeast striking faults which cross-cut the graphitic gneiss unit. The northeast striking faults identified at the Huskie deposit are interpreted to be part of the regional Midwest structure. The deposit occurs over a strike length of approximately 210 metres, dip length of approximately 215 metres and has an overall true thickness of approximately 30 metres (individual lenses vary in true thickness of between 1 metre and 7 metres) (see Figure below). The deposit occurs at vertical depths ranging between 240 and 445 metres below surface and 40 to 245 metres below the sub-Athabasca unconformity. The high-grade mineralization within the lenses is comprised of massive to semi-massive uraninite (pitchblende) and subordinate bright yellow secondary uranium minerals occurring along fault or fracture planes, or as replacement along foliation planes.

MANAGEMENT’S DISCUSSION & ANALYSIS

Disseminations of lower grade mineralization occur within highly altered rocks proximal to fault planes. The mineralization is intimately associated with hematite, which both occur central to a broad and pervasive alteration envelope of white clays, chlorite and silicification.

unconformity surface
30 m
210 m
215 m
Huskie 2
Huskie 3
Huskie 1

Composite inclined longitudinal section of the Huskie 1, Huskie 2 and Huskie 3 mineralized lenses, looking south. Mineralized wireframes defined using a 0.05% U_3O_8 lower cut-off and minimum thickness of 1 metres.

Drilling, Sampling and Assay Procedures

A total of 28 diamond drill holes were completed at Huskie during 2017 and 2018, with 13 of the drill holes intersecting basement-hosted mineralization.. All drill hole collars were surveyed with a Trimble differential GPS unit upon completion. A Reflex EZ-single-shot probe was used to measure hole deviation immediately below casing and subsequently every 50 metres during normal drilling operations. All of the drill hole surveys have been updated for variation in magnetic declination. All drill holes were surveyed using a calibrated Mount Sopris Triple Gamma Probe (2GHF‐1000) to determine radiometric equivalent uranium (“eU3O8”).

Drill core with anomalous total gamma radioactivity (>500 counts per second using a RS-120 or RS-125 scintillometer) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium chemical assays are performed by the Saskatchewan Research Council (“SRC”) Geoanalytical Laboratories located in Saskatoon, Saskatchewan. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. Splits of the resultant pulps are initially submitted for multi-element ICP-MS analysis following partial (HNO3:HCl) and total (HF:HNO3:HClO4) digestions. Samples with ≥ 1,000 ppm U (partial digest) are re-assayed for U3O8 using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Pulp splits are digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control ("QAQC") procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 27, 2018 filed under the Company's profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

Core recovery at Huskie is generally excellent. For mineral resource estimation purposes, wherever core recovery was poor, the radiometric equivalent uranium values (“eU3O8”) are substituted for chemical assays where possible. For the Huskie 1, Huskie 2 and Huskie 3 mineral resource estimates, reported herein, 28%, 8% and 17% of the assay intervals respectively, relied on eU3O8 grades.

Mineral Resource Estimation Methodology

GEOVIA GEMS™ software (version 6.8) was used to build three-dimensional mineralized wireframes for the Huskie 1, Huskie 2 and Huskie 3 lenses based on lithological and structural data from core logs and geochemical assay (or radiometric probe) data collected from 28 holes totaling 12,273 completed by Denison since 2017. A lower cut-off of 0.05% U3O8 and a minimum thickness of 1 metre was selected for the mineralized wireframe model, consistent with similar basement-hosted uranium deposits in the Athabasca Basin. Of the 13 mineralized drill holes, a total of 10 drill holes met the parameters for defining the mineralized wireframes.

The mineral resource model was constructed using GEOVIA GEMS™ software (version 6.8), constrained by the mineralization wireframes. The assay database (% U3O8 or % eU3O8) used for resource modelling consists of 201 assays from the 10 mineralized boreholes, contained within the three mineralized lenses. The 0.5 metre interval assays were composited to 1.0 metre lengths. Capping was considered, with only assay data from Huskie 2 being capped for % U3O8. Density values were assigned to the database based on a regression between U3O8 and density data pairs using the relationship determined for Denison’s Gryphon deposit, which is also hosted within comparable basement rocks. The validity of the Gryphon grade:density regression for the Huskie deposit was confirmed by plotting 12 bulk dry density samples collected by SRK from the Huskie deposit. Variograms were modelled to determine appropriate search radii for grade estimation.

An accumulation-like approach was used, wherein U3O8*density and density were estimated into a three-dimensional block model, constrained by wireframes in two passes using inverse distance to a power of 2 (ID2). A %U3O8 grade was then calculated into each block by dividing the estimated U3O8*density by the estimated density. A block size of 10 by 5 by 5 metres was selected. Search radii were based primarily on visual observations and variogram analyses. The estimation of U3O8*density and density were based on two estimation passes. The block model was validated using nearest neighbour estimation and by visual inspection of the block grades relative to composites and swath plots comparing the ID2 and nearest neighbour model. All blocks were classified as Inferred.

SRK Review, Audit and Qualified Persons

SRK was satisfied that the mineral resources were estimated in conformity with the widely accepted CIM Estimation of Mineral Resource and Mineral Reserve Best Practices Guidelines. The mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent mineral resource estimates. The mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic, and other factors. The audited Mineral Resource Statement for the Huskie deposit in the Waterbury Lake Uranium Project presented herein was prepared by Dr. Oy Leuangthong, PEng (PEO#90563867) and Mr. Cliff Revering (APGS#9764) of SRK. Dr. Leuangthong and Mr. Revering are independent qualified persons as this term is defined in NI 43-101.

McClean Lake

At McClean Lake (22.5% Denison owned), operated by Orano Canada, a DCIP resistivity survey was completed during September. The survey, comprising six lines (30 kilometres), was designed to define basement drill targets primarily along the Tent-Seal Fault which is known to host uranium mineralization. A diamond drilling program commenced in early October as follow-up to the resistivity survey and is expected to include approximately 2,650 metres in six to eight holes.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses during the three and nine months ended September 30, 2018 were $1,657,000 and $5,378,000, respectively (September 30, 2017 – $1,489,000 and $6,185,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the three months ended September 30, 2018 is predominantly due to increases in costs relating to ongoing legal disputes. The decrease in general and administrative expenses during the first nine months of 2018 was predominantly the result of $1,534,000 in non-recurring project costs associated with the APG Arrangement that were incurred in the nine months ended September 30, 2017. There were no similar significant project costs incurred through the end of the third quarter in 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS

IMPAIRMENT – MINERAL PROPERTIES

During the nine months ended September 30, 2017, the Company recognized an impairment recovery of $331,000 related to Moore Lake, based on an update of the estimated recoverable amount remaining to be received under an option agreement with Skyharbour.

OTHER INCOME AND EXPENSES

During the three and nine months ended September 30, 2018, the Company recognized a gain of $664,000 and a loss of $2,654,000, respectively, in other income/expense (September 30, 2017 – loss of $1,137,000 and gain of $112,000). The loss for the nine months ended September 30, 2018 is predominantly due to losses on investments carried at fair value of $2,521,000 (September 30, 2017 – gains of $524,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at end of the quarter. The loss recorded in the first nine months of 2018 was mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (‘GoviEx’), slightly offset by favourable mark-to-market adjustment on the Company’s investments in the common shares of Skyharbour (September 30, 2017 – favourable mark-to-market adjustments on the Company’s investments in common shares of Skyharbour). The gain for the three months ended September 30, 2018 is predominantly due to gains on investments carried at fair value of $654,000 due to favourable mark-to-market adjustments during the quarter on the Company’s investments in the common shares of Skyharbour (September 30, 2017 – loss of $565,000 due to unfavourable mark-to-market adjustments on the Company’s investments in common share purchase warrants of GoviEx and common shares of Skyharbour).

In addition, during the three and nine months ended September 30, 2017, the Company incurred foreign exchange losses of $445,000 and $912,000, respectively, due to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany debt. The related intercompany balances were impaired in 2017, and as a result, the Company incurred negligible foreign exchange income in the three and nine months ended September 2018.

During the first quarter of 2017, the Company also recorded a gain of $899,000 related to the extinguishment of the off-market toll milling contract liability related to the CLJV toll milling arrangement, which was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation). This liability was extinguished as a result of the Company entering into the APG Arrangement, whereby all revenues under the contract have been monetized. No similar transaction occurred in the nine months ended September 30, 2018.

EQUITY SHARE OF INCOME FROM ASSOCIATES

During the three and nine months ended September 30, 2018, the Company recognized gains of $639,000 and $429,000, respectively, related to its equity share of its associate, GoviEx (September 30, 2017 – gain of $217,000 and loss of $1,361,000). The gain for the three months ended September 30, 2018 is comprised of an equity gain of $567,000, which is based on the Company’s share of GoviEx’s net gain during the period as well as a dilution gain of $72,000 as a result of other shareholders’ exercise of GoviEx share warrants which reduced the Company’s position in GoviEx from 16.84% at June 30, 2018, to approximately 16.49% at September 30, 2018. The gain for the nine months ended September 30, 2018, is comprised of a dilution gain of $676,000 offset by an equity loss of $247,000. The Company records its share of income from associates a quarter in arrears, based on the most recent financial information available from GoviEx.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $21,470,000 at September 30, 2018 (December 31, 2017 – $3,636,000). At September 30, 2018, the Company held no short term investments in GICs (December 31, 2017 – $37,807,000), which were categorized as short term investments on the balance sheet.

The increase in cash and cash equivalents in the nine months ended September 30, 2018 of $17,834,000 was due to net cash provided by investing activities of $36,582,000 offset by net cash used in operations of $18,748,000.

Net cash used in operating activities of $18,748,000 during the nine months ended September 30, 2018 is comprised of the net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash provided by investing activities of $36,582,000 consisted primarily of the sale of GICs for $37,500,000, offset by expenditures on property, plant and equipment of $1,060,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

As at September 30, 2018, the Company has spent $13,834,000 toward its obligation to spend $14,499,790 on eligible Canadian exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017. The remaining balance of $666,000 is expected to be spent by December 31, 2018.

Refer to 2018 OUTLOOK for details of the Company’s working capital requirements for the remainder of the year.

Letters of Credit Facility

In January and April 2018, the Company entered into amending agreements to the letters of credit facility with BNS (the ‘2018 facility’). Under the respective amendments the maturity date of the 2018 facility has been extended to January 31, 2019 and the covenant to maintain a specified level of tangible net worth has been changed to $131,000,000 (from USD$150,000,000) in conjunction with the Company’s change in presentation currency. The 2018 facility continues to allow for credit to be extended to the Company for up to $24,000,000 and use of the facility continues to be restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 facility (pledged assets, security for the facility and letter of credit fees) remain unchanged from those of the 2017 facility.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. The current management services agreement was entered into effective April 1, 2016 and has a term of three years. Under the agreement, Denison receives the following fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2018	2017	2018	2017

Management fees:
Base and variable fees	$481	$318	$1,250	$1,058
Discretionary fees	-	-	50	-
Commission fees	128	-	223	17
	$609	$318	$1,523	$1,075

At September 30, 2018, accounts receivable includes $249,000 (December 31, 2017 – $481,000) due from UPC with respect to the fees discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at September 30, 2018, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of the Denison shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

As agreed with KWULP, Denison is funding the entire approved fiscal 2018 program for Waterbury Lake, which has the impact of further diluting KWULP’s interest in the WLULP. As a result of the funding by provided to the WLULP in May 2018, Denison earned an additional 1.23% interest in the WLULP and increased its interest to 65.45%. The additional interest was accounted for using an effective date of May 31, 2018 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $818,000. See SUBSEQUENT EVENTS for details relating to the funding provided to the WLULP effective October 31, 2018, which raised the Company’s ownership interest in the WLULP to 65.92%.

MANAGEMENT’S DISCUSSION & ANALYSIS

Other

All services and transactions with the related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During the three and nine months ended September 30, 2018, the Company incurred investor relations, administrative service fees and other expenses of $8,000 and $100,000, respectively (September 30, 2017 – $137,000 and $170,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At September 30, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

●
During the three and nine months ended September 30, 2018, the Company incurred office and other expenses of $7,000 and $34,000, respectively (September 30, 2017 – $8,000 and $53,000) with Lundin S.A , a company that provided office and administration services to the former executive chairman, other directors and management of Denison. The agreement for these services was terminated effective September 30, 2018. As at September 30, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2018	2017	2018	2017

Salaries and short-term employee benefits	$(422)	$(395)	$(1,275)	$(1,274)
Share-based compensation	(385)	(310)	(1,107)	(794)
	$(807)	$(705)	$(2,382)	$(2,068)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Acquisition of Cameco’s Minority Interest in the WRJV

On October 26, 2018, Denison completed the previously announced acquisition of Cameco’s WRJV minority interest in exchange for the issuance of 24,615,000 shares of Denison. The agreement had been subject to the certain rights of first refusal (‘ROFR’) in favour of JCU. JCU waived its ROFR rights in respect of the purchase, and as a result, Dension acquired Cameco’s entire WRJV minority interst of 23.92% and increased the Company’s ownership interest in the WRJV to 90%.

The acquisition will be accounted for as an asset acquisition with share based consideration. Using Denison’s closing share price on October 26, 2018 of $0.70 per share, the value of the Denison shares issued to acquire the additional WRJV interest is approximately $17,231,000.

Dilution of KWULP Interest in Waterbury Lake

On October 31, 2018, Denison funded a portion of the approved fiscal 2018 program for Waterbury Lake which has the impact of further diluting KWULP’s interest in the WLULP. As a result, Denison has earned an additional 0.47% interest in the WLULP, increasing Denison’s interest from 65.45% to 65.92%.

MANAGEMENT’S DISCUSSION & ANALYSIS

Private Placement of 4,950,495 Flow-Through Common Shares

On November 2, 2018, the Company announced it had entered into an agreement with Cantor Fitzgerald Canada Corporation, as a sole bookrunner and lead underwriter, on behalf of a syndicate of underwriters (together, the ‘Underwriters’), under which the Underwriters have agreed to purchase, on a ‘bought deal’ private placement basis, 4,950,495 common shares on a flow-through basis (the ‘Flow-Through Shares’) at a price of $1.01 per share for total gross proceeds of approximately $5,000,00. The Company also granted the Underwriters an option to increase the gross proceeds of the Offering by up to 10% (the ‘Underwriters’ Option’), exercisable in whole or in part at any time up to two business days prior to the closing date, which is expected to occur on or about November 23, 2018.

OUTSTANDING SHARE DATA

At November 9, 2018, there were 584,224,591 common shares issued and outstanding, stock options outstanding for 13,897,193 Denison common shares, 3,400,432 share units, which will be converted to Denison common shares when they vest, and 1,673,077 share purchase warrants outstanding for a total of 603,195,293 common shares on a fully diluted basis.

On March 8, 2018, the Board approved the adoption of the fixed number share unit plan (the ‘Share Unit Plan’), providing for the issuance from treasury of up to 15,000,000 common shares on settlement of share units issued thereunder, and the grant of an aggregate of 2,200,000 performance share units (‘PSUs’) and 1,299,432 restricted share units (‘RSUs’) under the Share Unit Plan. Shareholder approval was obtained for the Share Unit Plan as well as the initial grants thereunder at the Annual General and Special Meeting of Shareholders held on May 3, 2018. For accounting purposes, the share units were regarded as granted upon receipt of shareholder approval.

OUTLOOK FOR 2018

Refer to the Company’s annual MD&A for the year ended December 31, 2017, as well as the MD&A for the six months ended June 30, 2018 for a detailed discussion of the previously disclosed 2018 budget and 2018 outlook. During the current quarter, the Company has decreased its 2018 outlook for development and operations expense by $600,000, primarily because of a reduction in planned MLJV expenditures related to the advancement of the SABRE mining method. The Company also increased its 2018 outlook for management services fees from UPC by $100,000, primarily due to an increase in estimated NAV-based management fees in order to reflect increased uranium spot prices.

(in thousands)	PREVIOUS 2018 OUTLOOK (1)	CURRENT 2018 OUTLOOK	Actual to September 30, 2018(3)
Canada
Development & Operations	(5,230)	(4,630)	(3,756)
Mineral Property Exploration & Evaluation	(16,200)	(16,200)	(15,013)
	(21,430)	(20,830)	(18,769)
Other
UPC Management Services	1,690	1,790	1,326
DES Environmental Services	1,330	1,330	1,003
Corporate Administration & Other	(4,410)	(4,410)	(3,434)
	(1,390)	(1,290)	(1,105)
Total(2)	$ (22,820)	$ (22,120)	$ (19,874)

(1)
Previous Outlook is as reported in the Company’s June 30, 2018 MD&A.
(2)
Only material operations shown.
(3)
The Company budgets on a cash basis and, as a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2018, actual amounts reported above include $1,018,000 in capital additions and exclude $862,000 net impact of non-cash items and other adjustments.

MANAGEMENT’S DISCUSSION & ANALYSIS

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has changed its accounting policies from those disclosed in its audited annual consolidated financial statements for the year ended December 31, 2017 for ‘Foreign currency translation’, ‘Financial instruments’, ‘Impairment of financial assets’, ‘Deferred revenue – toll milling’ and ‘Revenue recognition’ in light of the changes to its presentation currency and the adoption of IFRS 9 and IFRS 15. In addition, in the current year, the Company adopted a share unit plan, under which it has issued both PSUs and RSUs. As a result, the Company has updated its ‘stock-based compensation’ policy. The new accounting policies are as follows:

Foreign Currency Translation

i.
Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities. The consolidated financial statements are presented in Canadian dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (‘foreign operations’) are translated into Canadian dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

ii.
Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

i.
Financial assets and liabilities at fair value through profit or loss (‘FVTPL’)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through other comprehensive income (‘FVTOCI’), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within other income (expense) - in the period in which they arise.

MANAGEMENT’S DISCUSSION & ANALYSIS

ii.
Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument and/or other similar asset that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in net income through finance income.

iii.
Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in net income through finance expense.

The Company has designated its financial assets and liabilities as follows:

●
‘Investments’ are classified as FVTPL;
●
‘Cash and cash equivalents’, ‘Trade and other receivables’ and ‘Restricted cash and investments’ are classified as financial assets at amortized cost; and
●
‘Accounts payable and accrued liabilities’ and ‘Debt obligations’ are classified as financial liabilities at amortized cost.

Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses associated with its financial assets that are not carried at FVTPL. Expected credit losses are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the assets original effective interest rate.

For ‘Trade and other receivables’, the Company calculates expected credit losses based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this computed amount either directly or indirectly through the use of an allowance account.

Revenue recognition

IFRS 15 supersedes IAS 18 Revenue and IAS 11 Construction Contracts, and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

(i)
Revenue from toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows will be recognized as the toll milling services are provided. At contract inception, the Company will estimate the expected transaction price of the toll milling services being sold based on available information and calculate an average per unit transaction price that applies over the life of the contract. This unit price will be used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the timing, or volume of toll milling services, the per unit transaction price will adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch up adjustment will be made to reflect the updated rate. The upfront nature of the payments from toll milling pre-sale arrangements represents a significant financing component. As such, the Company will also recognize an accretion expense on the deferred revenue balance which will be recorded in net income through finance expense.

(ii)
Revenue from environmental services (i.e. DES)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and, is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probably that a subsequent reversal of revenue will not occur when the uncertainty has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer. Where it is determined that it is highly probable that a subsequent reversal of revenue will occur upon the resolution of the uncertainty, the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

MANAGEMENT’S DISCUSSION & ANALYSIS

(iii)
Revenue from management services (i.e. UPC):

The management services arrangement with UPC represents a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price for the contract is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer as the services are provided. The variable consideration related to the net asset value (‘NAV’)-based management fee was estimated at contract inception using the expected value method. It was determined that it is highly probable that a subsequent reversal of revenue would occur if the variable consideration was included in the transaction price, and as such, the variable portion of the transaction price will be measured and recognized when the uncertainty has been resolved (i.e. when the actual NAV has been calculated).

Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized when control of the related U3O8 or UF6 passes to the customer, which is the date when title of the U3O8 and UF6 passes.

Stock-based compensation

(i)
Stock Options

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(ii)
Share Units

The Company also has a share unit plan which grants share units to employees – the share units are equity-settled awards. The Company determines the fair value of the awards on the date of grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such share units are settled for common shares, the applicable amounts of contributed surplus are credited to share capital.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect the financial statements, actual results may be materially different. Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2017:

Deferred Revenue – Toll Milling – Revenue Recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date.

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically, in the first quarter of each year, in the absence of material publicly disclosed news relating to Cigar Lake uranium production), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments could, and most likely will, be material.

MANAGEMENT’S DISCUSSION & ANALYSIS

QUALIFIED PERSON

The disclosure regarding the PEA, PFS, and environmental and sustainability activities for Wheeler River was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, and Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared or approved by Dale Verran, MSc, P. Geo, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of Denison’s assay procedures, downhole gamma probe procedures, and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 27, 2018 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources, including the new mineral resource estimate for the Huskie deposit; exploration, development and expansion plans and objectives, including the results of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2018 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.